Exhibit 99.1

Press release

Biophytis Announces $3.8 Million

Registered Direct Offering

Paris (France) and Cambridge (Massachusetts, USA), July 19, 2023 – 07:45am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), (“Biophytis” or the “Company”), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, today announced that it has entered into definitive agreements for the purchase and sale of 1,333,334 units, each consisting of one (1) American Depositary Share (“ADS”) or one (1) prefunded warrant giving right to one (1) ADS (the “prefunded warrants”)) and one (1) warrant (the “ordinary warrant”) to purchase one (1) ADS, at a purchase price of $2.85 per unit comprising an ADS and $2.84 per unit comprising a prefunded warrant. Each ADS represents the right to receive one hundred new ordinary shares, nominal value €0.01 per share, of the Company. The ADSs and prefunded warrants are being purchased in a registered direct offering and the ordinary warrants are being purchased in a concurrent private placement. Each prefunded warrant, which gives right to one (1) ADS, will be subscribed at a price of $2.84 and will have an exercise price of $0.01 per ADS. Prefunded warrants will be exercisable immediately upon issuance and expire ten years after such issuance. The ordinary warrants will have an exercise price of $3.00 per ADS, will become exercisable immediately upon issuance and will expire three years after their issuance.

The closing of the offering is expected to occur on or about July 21, 2023, subject to satisfaction of customary closing conditions. The gross proceeds from the sale of the securities, before deducting the placement agent fees and offering expenses, are expected to be approximately $3.8 million. The Company intends to use the net proceeds from this offering for funding research and development and clinical trials and for other working capital and general corporate purposes.

H.C. Wainwright & Co. is acting as the exclusive placement agent for the offering.

The ADSs and the pre-funded warrants (and the underlying ADSs) (excluding the ordinary warrants being offered in the concurrent private placement and the ADSs underlying the ordinary warrants) are being offered and sold by the Company pursuant to a “shelf” registration statement on Form F-3 (File No. 333-271385) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 21, 2023 and declared effective by the SEC on May 1, 2023. The offering of the ADSs or the pre-funded warrants (and the underlying ADSs) is being made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. A final prospectus supplement and the accompanying prospectus relating to the registered direct offering will be filed with the SEC. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, on the SEC’s website at http://www.sec.gov or by contacting H.C. Wainwright & Co., LLC at 430 Park Avenue, 3rd Floor, New York, NY 10022, by phone at (212) 856-5711 or e-mail at placements@hcwco.com.

The ordinary warrants described above are being issued in a concurrent private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the ADSs underlying the ordinary warrants, have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the ordinary warrants and the ADSs underlying the ordinary warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

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Main terms of the issuance

The issuance of the 50,500,000 new ordinary shares underlying the ADSs will result in an immediate capital increase of €1,278,765 (divided into a nominal amount of €505,000 and a total issuance premium of €773,765 and corresponding to a nominal value of 1 cent (€0.010) plus an issuance premium of €0,015 per Share issued), representing approximately 11% of the Company’s share capital and voting rights outstanding before the offering.

The issue price of the ordinary shares underlying the ADSs represented a premium of 2% from the volume-weighted average share price (“VWAP”) of the Company’s ordinary shares on the Euronext Growth Paris market during the 15 trading sessions preceding the determination of the issue price on July 18, 2023 and a discount of 21% from VWAP when including 23% of the theoretical value of one warrant, which value per warrant is €0.013.

The exercise price for each prefunded warrants (giving right to one ADS representing 100 new ordinary shares of the Company) will be equal to $0.01 (€0.01) and will come in addition to the prefunded warrant subscription price of $2.84 (€2.52) initially paid by the investors. Accordingly, holders of prefunded warrants will only need to pay the nominal value of the ordinary shares of the Company if and when they exercise their prefunded warrants. The prefunded warrants represent 82,833,400 potential additional new ordinary shares and 12% of the Company’s outstanding fully diluted share capital before the offering.

The ordinary warrants represent a total of 100% coverage of the ADS and prefunded warrants issuance, representing 133,333,400 potential additional new ordinary shares and 19% of the Company’s outstanding fully diluted share capital before the offering. The exercise price of the ordinary warrants will be equal to $3.00 (€2.67), representing 119% of the last closing price of the Company’s shares on Euronext Growth Paris preceding the date the issue price is determined. It is specified that the offering has a dilutive effect for a non-participating shareholder. On an illustrative basis, a shareholder holding 1% of the Company's outstanding share capital before the completion of the offering and who did not participate in this offering would hold 0.90% of the Company’s outstanding share capital and voting rights after the completion of the offering and 0.63% of the Company’s outstanding share capital and voting rights if the prefunded warrants and the ordinary warrants are exercised in full (and 0.78% of the Company’s outstanding share capital and voting rights if the prefunded warrants are exercised in full but no ordinary warrants are exercised). The share capital increase of the Company will be achieved by issuing ordinary shares underlying the ADSs, without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code and pursuant to the decisions of the Chief Executive Officer (Directeur Général) dated 18 July 2023 acting upon delegation of the Company’s Board of Directors (Conseil d ’Administration) of 4 July 2023 in accordance with the delegations granted pursuant to 4th resolution of the general meeting of the shareholders of the Company held on 17 April 2023. The offering was open only to specified investors who belong to the categories defined in the above-mentioned resolution.

After closing of this offering, the ordinary shares underlying the ADSs will be fungible with the Company’s existing shares and listed on Euronext Growth Paris under ISIN code FR0012816825.

After collection of the net proceeds from this offering (which is expected to be approximately €2.8 million), the Company believes it will be able to fund the continuation of its operations for a period exceeding 12 months, considering potential additional drawdowns from the existing convertible bond agreement with Atlas Capital. It is noted that the Company will need to raise additional capital in the future to fund its R&D programs, unless it receives revenues or any other kind of non-dilutive financing, and such operations will lead to further dilution of non-participating shareholders.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos(BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project), enabling the preparation of conditional marketing authorization (CMA) applications in Europe and Emergency Use Authorization (EUA) applications in the United States. A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com.

Forward-looking statements

This press release contains forward-looking statements including, but not limited to, statements relating to the offering, including the ability to satisfy the closing conditions, expected proceeds from the offering, the intended use of proceeds, the timing of the closing of the offering, and the Company’s ability to fund its operations. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis, including market and other conditions. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of the Company’s Annual Report on Form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27
Agathe Boggio: agathe.boggio@taddeo.fr – +33 7 62 77 69 42

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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